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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             For December 10, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)

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                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)

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[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

               FORM 20-F  X                            FORM 40-F
                         ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
               YES                                          NO  X
                   ---                                         ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:


Item                                                                       Page
----                                                                       ----
1.      Press release entitled "CVRD Finalizes the Acquisition               3
        of CAEMI", dated December 7, 2001.












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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          COMPANHIA VALE DO RIO DOCE


                                          By: /s/ Eduardo de Carvalho Duarte
                                             -----------------------------------
                                             Name:  Eduardo de Carvalho Duarte
                                             Title: Chief Accountant


Dated: December 10, 2001


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                                                                          Item 1


[LOGO OMITTED] Companhia                                           Press Release
               Vale do Rio Doce


                    CVRD Finalizes the Acquisition of CAEMI


Rio de Janeiro, December 07, 2001 - Companhia Vale do Rio Doce (CVRD), the largest diversified mining company of the Americas, informs that its wholly owned subsidiary Itabira Rio Doce Company Limited (ITACO) acquired today from Cayman Iron Ore Investment Co., Ltd., a company wholly owned by the Japanese trading company MITSUI & Co., Ltd. (MITSUI), all shares of Amazon Iron Ore Overseas Co., Ltd. (AMAZON) for US$278,710,381.84.

AMAZON holds 659,375,000 common shares of CAEMI Mineracao e Metalurgia S.A. (CAEMI), which corresponds to 50% of its voting capital. CAEMI, a Brazilian company headquartered in Rio de Janeiro, is a non-operational holding with relevant stakes in iron ore, kaolin and refractory bauxite mining and railroad transportation.

The acquisition was approved by the European Commission, with a commitment of CVRD and MITSUI to divest CAEMI's 50% interest in Quebec Cartier Mining
Company (QCM), a Canadian iron ore and pellets producer. The commitment removes the Commission's competition concerns in relation to the supply of these products.

As a result of the above mentioned transaction, CVRD and MITSUI will share equally CAEMI's shareholding control.

CVRD and MITSUI, as the new controlling shareholders of CAEMI, celebrated na agreement in accordance to article 118 of the Brazilian Corporate Law 6,404/76. Pursuant to the terms and conditions agreed in that instrument both parties intend to keep CAEMI as a publicly traded company, independently managed in accordance with the best corporate governance practices.

The new CAEMI controlling shareholders will analyze, during the next months, alternative strategic solutions to focus on its core businesses and value creation. As soon as these solutions are defined the market will be informed.

The CAEMI acquisition represents the conclusion by CVRD of a relevant step towards the consolidation of its participation in the global iron ore industry.





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                                        For further information, please contact:
                  Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                              Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                             Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                            Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.